UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                           SCHEDULE 13D

             UNDER THE SECURITIES EXCHANGE ACT OF 1934

              Birch Financial, Inc. (Name of Issuer)

             COMMON STOCK, PAR VALUE $.01 PER SHARE.
                  (Title of Class of Securities)

                    090669 10 2 (CUSIP Number)

               Golden Oak Cooperative Corporation
               17029 Chatsworth Street, Suite 100
                 Granada Hills, California 91344
                          (818) 832-9664
                          --------------
 (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                         January 8, 2003
                         ---------------
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on-Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filingthis schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and fivecopies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, seethe Notes).

------------------------------------------------------------------------------
                           SCHEDULE.13D
                       CUSIP NO.: 090669 10 2
------------------------------------------------------------------------------

   1.
       NAME OF REPORTING PERSON S.S. OR I.R.S.
       IDENTIFICATION NO. OF ABOVE PERSON

       Golden Oak Cooperative Corporation ("Golden Oak"),
       I. R.S. Identification No. ____________
------------------------------------------------------------------------------
   2.
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)
       (b) X
------------------------------------------------------------------------------
   3.  SEC USE ONLY


-----------------------------------------------------------------------------
   4.  SOURCE OF FUNDS
       OO
-----------------------------------------------------------------------------
   5.
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

       None.

   6.
       CITIZENSHIP OR PLACE OF ORGANIZATION The State of
       California of the United States of America.
-----------------------------------------------------------------------------
                     7.  SOLE VOTING POWER

                         16,694,362

NUMBER OF
SHARES               8.  SHARED VOTING POWER
BENEFICIALLY
OWNED BY                 0
EACH REPORTING
PERSON               9.  SOLE DISPOSITIVE POWER
WITH
                         16,694,362

                     10. SHARED DISPOSITIVE POWER

                         0

-----------------------------------------------------------------------------

  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       16,694,362
------------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     N/A
------------------------------------------------------------------------------

  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       52.0%
------------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON

       CO*

       * The reporting person expressly disclaims (i)the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Birch Financial, Inc., a Nevada corporation (the "Company"). The Company's principal executive offices are located at 17029 Chatsworth Street, Suite 100, Granada Hills, California 91344.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This Schedule is being filed by Golden Oak.

     (b) The business address of Golden Oak is 17029 Chatsworth Street, Suite 100, Granada Hills, California 91344.

     (c) Golden Oak is a stockholder of the Company.

     (d) During the last five years, Golden Oak has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, Golden Oak was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

     (f) Golden Oak was organized under the laws of the State of California.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Stock-for-stock exchange with Birch Financial, Inc., a Missouri corporation, in December, 1999. An additional 5,084,719 shares were acquired upon the dissolution of Oakwood Insurance Company, Ltd. ("Oakwood") on December 31, 2004. Golden Oak had been a 49% owner of Oakwood.

ITEM 4. PURPOSE OF TRANSACTION.

    Investment.

     Golden Oak and the Board of Directors of the Company have unanimously adopted a consent authorizing the following Proposals. No other votes are required or necessary to adopt and complete the Proposals.

     The Proposals are as follows:

     Proposal No. 1.     To amend the Company's Articles of Incorporation to
effect a reverse split of its outstanding common stock on a 100,001-for-one basis, such that stockholders owning less than 100,001 shares of common stock will have their shares canceled and converted into the right to receive cash consideration equal to $0.27 per share.

     Proposal No. 2.     The completion of an Agreement and Plan of Merger
dated October 10, 2005, including the Plan of Merger set forth therein (the "Merger Agreement"), under which LCIS Acquisition Corp., a Nevada corporation, a wholly owned subsidiary of Landscape Contractors Insurance Services ("Merger Subsidiary"), will merge with and into the Company, with the Company continuing as a wholly-owned subsidiary of LCIS. If the merger described in the Merger Agreement is consummated, following the consummation of the merger:

          1. The Company stockholders that remain following the reverse stock split will exchange their Company shares for LCIS shares on a 7.32-for-one basis and will own approximately 31% of the outstanding shares of LCIS immediately following the merger, estimated to be 2,250 shares of LCIS common stock; and

          2. On the closing date of the merger, LCIS will hold all of the outstanding shares of the Company immediately following the merger.

     The purpose of these transactions is to enable the Company to go private and thus terminate its obligations to file annual and periodic reports and make other filings with the Securities and Exchange Commission.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

   (a) According to the Company, there were 32,109,848 shares of Common Stock outstanding as of September 30, 2005. Golden Oak is the beneficial owner of 16,694,362 shares of Common Stock, which represents approximately 52.0% of the outstanding shares of the Company's Common Stock.

   (b) Golden Oak has the sole power to direct the vote of the 16,694,362 shares of Common Stock beneficially owned by it and the sole power to direct the disposition of such shares.

   (c) Golden Oak has not effected any sales or purchases with respect to the Company's shares during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as indicated in Item 4 above, there are no contracts, arrangements, understandings or relationships(legal or otherwise) among Golden Oak and any other person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS. Agreement and Plan of Merger dated October 10, 2005.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

/s/ Nelson L. Colvin
--------------------
Golden Oak Cooperative Corporation

Exhibit 1

                           AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT is dated as of October 10, 2005, by and among Landscape Contractors Insurance Services, Inc. a California corporation ("Parent"), LCIS Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of Parent ("Merger Subsidiary"), and Birch Financial, Inc., a Nevada corporation (the "Company").

     WHEREAS, the Company is in the business of providing insurance premium financing and equipment financing to the "green" industry, deriving approximately 90% of its insurance premium financing revenues from Parent; and

     WHEREAS, the Boards of Directors of Parent, the Company and Merger Subsidiary, and the majority shareholders of the Company and Merger Subsidiary, have approved the merger of the Merger Subsidiary with and into the Company (the "Merger") upon the terms and subject to the conditions set forth herein; and

     WHEREAS, prior to the completion of the Merger, the Company will effected a 100,001 for one reverse split of its outstanding voting securities, and all computations herein take into account the effects of that reverse split on the outstanding securities of the Company; and

     WHEREAS, for federal income tax purposes, it is intended that the Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) and (a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, the parties hereto desire to make certain representations, warranties, and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

     NOW, THEREFORE, in consideration of the foregoing premises and the mutual representations, warranties, covenants, and agreements contained herein, the parties hereto agree as follows:

                                 ARTICLE 1
                     THE MERGER; CONVERSION OF SHARES
                                ARTICLE 1.1


     The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.2 hereof), the Merger Subsidiary will be merged with and into the Company in accordance with the provisions of Chapter 92A of the Nevada Revised Statutes (the "Nevada Act"), whereupon the separate corporate existence of the Merger Subsidiary will cease, and the Company will continue as the surviving corporation (the "Surviving Corporation"). From and after the Effective Time, the Surviving Corporation will possess all the rights, privileges, powers, and franchises and be subject to all the restrictions, disabilities, and duties of the Company and Merger Subsidiary, all as more fully described in Chapter 92A of the Nevada Act.

                                   ARTICLE 1.2

     Effective Time. As soon as practicable after each of the conditions set forth in Article 5 and Article 6 has been satisfied or waived, the Company and Merger Subsidiary will file, or cause to be filed, with the Secretary of State of the State of Nevada, Articles of Merger for the Merger, which Articles will be in substantially the form attached hereto as Exhibit 1.2 (the "Articles of Merger"). The Merger will become effective at the time such filing is made or, if agreed to by Parent and the Company, such later time or date set forth in the Articles of Merger (the "Effective Time").

                                  ARTICLE 1.3


     Closing.
          (a) Closing. Unless this Agreement has been terminated and the transactions contemplated herein have been abandoned pursuant to
          Article 7 hereof, the closing of the Merger (the "Closing") will take place at a time and on a date (the "Closing Date") to be specified by the parties; provided, however, that all of the conditions provided for in Articles 5 and 6 hereof shall have been satisfied or waived by such date. The Closing shall take place by the exchange of facsimile counterpart signature pages to the Closing, at which time the documents and instruments necessary or appropriate to effect the transactions contemplated herein will be exchanged by the parties. Within one business day of such closing by facsimile, the parties shall deliver originals of all closing deliveries to the offices of Burningham and Burningham, 455 East 500 South, Suite 205, Salt Lake City, Utah 84111, or such other place as the parties may agree. Except as otherwise provided herein, all actions taken at the Closing will be deemed to be taken simultaneously.

          (b) Conversion of Interests. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the Parent, the Company and/or the Merger Subsidiary:

                    (i) Except as set forth in Section 1.3(c)(ii) below and except with respect to Dissenting Shares (as defined in Section 1.8), all of the shares of common stock of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time will collectively be converted into the right to receive an aggregate number of shares of common stock of the Parent ("Parent Common Stock") equal to 7.32 shares of the Parent for every share of the Company issued and outstanding immediately prior to the Effective Time, for a total of 2,250 shares. The amount of Parent Common Stock into which shares of Company Common Stock is converted is referred to herein as the "Merger Consideration."

                    (ii) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time will be canceled in consideration of the issuance of one share of Parent Common Stock. All Dissenting Shares will be treated as set forth in Section 1.8

                    (iii) All of the shares of common stock of Merger Subsidiary ("Merger Subsidiary Common Stock"), issued and outstanding immediately prior to the Effective Time will collectively be converted into a number of shares of common stock of the Surviving Corporation equal to the number of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time.





                                   ARTICLE 1.4

     Post-Closing Exchanges.   As soon as reasonably practicable after the
Effective Time, Parent will mail to each person that held Company Common Stock immediately prior to the Effective Time ("Shareholder") (i) a notice advising the Shareholders that the Merger has become effective and a letter of transmittal in customary and appropriate form (which will specify that delivery will be effected, and risk of loss and title of a certificate or certificates that immediately before the Effective Time represented shares of Company Common Stock (a "Certificate") will pass, only upon proper delivery of the Certificates to Parent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the number of shares of Parent Common Stock such Shareholder is entitled to receive pursuant to Section 1.3(b). Upon surrender of a Certificate for cancellation to Parent or to such agent or agents as may be appointed by Parent, together with such letter of transmittal, properly completed and duly executed, and such other customary documents as may reasonably be required by Parent, the holder of such Certificate will be entitled to receive in exchange therefor a number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock into which the Company Shares theretofore represented by such Certificate have been converted pursuant to Section 1.3(b), and the Certificate so surrendered will be canceled. In the event of a transfer of ownership of Company shares that is not registered in the transfer records of Company, delivery of the number of Shares of Parent Common Stock to which such transferred Company Shares are entitled may be made to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate is properly endorsed or otherwise is in proper form for transfer, if the transfer is in compliance with applicable state and federal securities laws and the person requesting such delivery pays any transfer or other taxes required by reason of the delivery to a person other than the registered holder of such Certificate or establishes to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 1.4(a), each Certificate will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender a number of shares of Parent Common Stock into which the share of Company Common Stock theretofore represented by such Certificate will have been converted pursuant to Section 1.3(b). No interest will be paid or will accrue on shares of Parent Common Stock deliverable upon the surrender of any Certificate.

     (a) All shares of Parent Common Stock issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof will be deemed to have been issued in full satisfaction of all rights pertaining to such Company Common Stock.

     (b) As of the Effective Time, the holders of Certificates representing shares of Company Common Stock will cease to have any rights as shareholders of the Company (except such rights, if any, as the holders of Dissenting Shares may have pursuant to the Nevada Act).

     (c) No fractional shares of Parent Common Stock will be issued upon the surrender for exchange of Company Certificates; no dividend or other distribution of Parent will relate to any fractional share; and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Parent. All fractional shares of Parent Common Stock to which a holder of Company Common Stock immediately prior to the Effective Time would otherwise be entitled, at the Effective Time, will be aggregated if and to the extent multiple Certificates of such holder are submitted together to Parent. If a fractional share results from such aggregation, then such fractional share will be rounded up to the nearest whole share and each holder of shares of Company Common Stock Interests who otherwise would be entitled to receive such fractional share of Parent Common Stock will receive one whole share in lieu of such fractional share.

     (d) To the extent that any outstanding rights exercisable for, or convertible into, Company Common Stock do not include provisions into which such rights automatically convert at the Effective Time into rights exercisable for, or convertible into, Parent Common Stock, on terms reflecting the exchange rate implicit in the Merger, Parent shall promptly use commercially reasonable efforts to obtain from the holders of such rights amendments to governing instruments causing such rights to become exercisable for, or convertible into, Parent Common Stock, on terms reflecting the exchange rate implicit in the Merger.

                                ARTICLE 1.5

     Articles of Incorporation of the Surviving Corporation. The Articles of Incorporation of the Company as in effect immediately prior to the Effective Time will be the Articles of Incorporation of the Surviving Corporation.

                               ARTICLE 1.6

     Bylaws of the Surviving Corporation. The Bylaws of the Company, as in effect immediately prior to the Effective Time, will be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

                                ARTICLE 1.7

     Directors and Officers of the Surviving Corporation. The directors and officers of the Company, as of the Effective Time, shall continue as the directors of the Surviving Corporation.

     1.8 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, each outstanding share of Company Common Stock, the holder of which has demanded and perfected such holder's right to dissent from the Merger and to be paid the fair value of such shares in accordance with Sections 92A.300 to 92A.500 of the Nevada Act and, as of the Effective Time, has not effectively withdrawn or lost such dissenters' rights ("Dissenting Shares"), will not be converted into or represent a right to receive Parent Common Stock into which Company Common Stock are converted pursuant to Section 1.3(b) hereof, but the holder thereof will be entitled only to such rights as are granted by Section 92A.300 to 92A.500 of the Nevada Act. Prior to the Effective Time, the Company will give Parent prompt written notice of any notice of intent to demand fair value for any Company Common Stock, withdrawals of such notices, and any other instruments served pursuant to the
Nevada Act and received by the Company.    Notwithstanding the provisions of
this Section 1.8, if any Dissenting Shareholder shall effectively withdraw or lose (through failure to perfect or otherwise) the right to dissent, then, as of the later of the Effective Time and the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive the applicable consideration to which such Shareholder is then entitled under Section 1.3(b) of this Agreement and Nevada Law, without interest thereon and upon surrender of the certificate representing such shares (and the Merger Consideration shall be proportionately adjusted to reflect the increase in shares of Company Common Stock eligible for conversion in the Merger).

     1.9 Restricted Securities. The parties acknowledge and agree that there is no market whatsoever for the Parent Common Stock, that the offers and issuance of shares of Parent Common Stock under this Agreement has not been, and will not be, registered under the Securities Act of 1933, as amended (the "Securities Act") or any state securities laws and that such offer and issuance are being made in reliance upon exemptions from the registration requirements of the Securities Act and state securities laws. Accordingly, all shares of Parent Common Stock issued in connection with the Merger will be "restricted securities," as that term is defined in Rule 144 promulgated under the Securities Act, and all certificates representing shares of Parent Common Stock will bear appropriate legends evidencing the restrictions on transfer imposed by the Securities Act and other securities laws.

                              ARTICLE 2
             REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to Parent that the statements contained in this Article 2 are correct and complete as of the date of this Agreement and will be correct and complete as of the Effective Time (as though made then and as though the Effective Time were substituted for the date of this Agreement throughout this Article 2), except as set forth in the disclosure schedule delivered by the Company in connection with the Agreement (the "Company Disclosure Schedule"). The Company Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs and subparagraphs contained in this Section 2. Any matter disclosed on the Company Disclosure Schedule in respect of a particular representation will be deemed to have been disclosed in respect of any other representation calling for a similar or related type of disclosure (even if such matter is not specifically referenced to the lettered and numbered paragraphs relating to such representation), if and only to the extent that, it is clear from a reading of the disclosure that it applies to such other representation. Notwithstanding the foregoing, the Company Disclosure Schedule shall be deemed to include all information contained in its Annual Report on Form 10-KSB for the calendar year ended December 31, 2004, filed with the Securities and Exchange Commission (the "SEC") on April 8, 2005, and its Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2005, filed with the SEC on May 16, 2005 (including all exhibits to both documents and incorporated by reference therein, collectively referred to as the "in \pard plain Periodic Reports"), and the requirement that the Company Disclosure Schedule be divided in Sections corresponding to the section of this Article 2 shall not apply to information included in the Company Disclosure Schedule by means of the Periodic Reports.

                                 ARTICLE 2.1
                          [intentionally omitted]


                                  ARTICLE 2.2

     Corporate Organization, etc. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada with the requisite corporate power and authority to carry on its business as it is now being conducted and to own, operate and lease its properties and assets, is duly qualified or licensed to do business as a foreign corporation in good standing in every other jurisdiction in which the character or location of the properties and assets owned, leased or operated by it or the conduct of its business requires such qualification or licensing, except in such jurisdictions in which the failure to be so qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect (as defined below) on the Company. The Company Disclosure Schedule contains a list of all jurisdictions in which the Company is qualified or licensed to do business and includes complete and correct copies of the Company's articles of incorporation and bylaws. Other than as set forth in Section 2.2 of Company Disclosure Schedule, the Company does not have any subsidiaries or own or control any capital stock of any corporation or any interest in any partnership, joint venture or other entity.

                                 ARTICLE 2.3

     Capitalization. The authorized capital securities of the Company is set forth in the Company Disclosure Schedule. The number of shares of Company Common Stock outstanding, as of the date of this Agreement and as set forth in the Company Disclosure Schedule, represent all of the issued and outstanding capital securities of the Company. All issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and are without, and were not issued in violation of, preemptive rights. Other than as set forth in the Company Disclosure Schedule, there are no shares of Company Common Stock or other equity securities of the Company outstanding or any securities convertible into or exchangeable for such interests, securities or rights. Other than as set forth on the Company Disclosure Schedule and pursuant to this Agreement, there is no subscription, option, warrant, call, right, contract, agreement, commitment, understanding or arrangement to which the Company is a party, or by which it is bound, with respect to the issuance, sale, delivery or transfer of the capital securities of the Company, including any right of conversion or exchange under any security or other instrument.

                                   ARTICLE 2.4

     Authorization, etc. The Company has all requisite corporate power and authority to enter into, execute, deliver, and, subject to its obtaining approval for the Merger from the holders of Company Common Stock, perform its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by the Company and is the valid and binding legal obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, moratorium, principles of equity and other limitations limiting the rights of creditors generally.

                                   ARTICLE 2.5

     Non-Contravention. Except as set forth in the Company Disclosure Schedule, neither the execution, delivery and performance of this Agreement, and each other agreement to be entered into in connection with this Agreement, nor the consummation of the transactions contemplated herein will:

         (a) violate, contravene or be in conflict with any provision of the articles of incorporation or bylaws of the Company;

         (b) be in conflict with, or constitute a default, however defined (or an event which, with the giving of due notice or lapse of time, or both, would constitute such a default), under, or cause or permit the acceleration of the maturity of, or give rise to any right of termination, cancellation, imposition of fees or penalties under any debt, note, bond, lease, mortgage, indenture, license, obligation, contract, commitment, franchise, permit, instrument or other agreement or obligation to which the Company is a party or by which the Company or any of the Company's properties or assets is bound;
         (c) result in the creation or imposition of any pledge, lien, security interest, restriction, option, claim or charge of any kind whatsoever ("Encumbrances") upon any property or assets of the Company under any debt, obligation, contract, agreement or commitment to which the Company is a party or by which the Company or any of the Company's assets or properties is bound; or

         (d) materially violate any statute, treaty, law, judgment, writ, injunction, decision, decree, order, regulation, ordinance or other similar authoritative matters (referred to herein individually as a "Law" and collectively as "Laws") of any foreign, federal, state or local governmental or quasi-governmental, administrative, regulatory or judicial court, department, commission, agency, board, bureau, instrumentality or other authority applicable to the Company or its assets and properties (referred to herein individually as an "Authority" and collectively as "Authorities").

                             ARTICLE 2.6

     Consents and Approvals. Except as set forth in the Company Disclosure Schedule, with respect to the Company, no consent, approval, order or authorization of or from, or registration, notification, declaration or filing with ("Consent") any individual or entity, including without limitation any Authority, is required in connection with the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated herein.


                              ARTICLE 2.7



     Financial Statements. The Company Disclosure Schedule contains a copy of the financial statements of the Company for the calendar year ended December 31, 2005 and 2004, and the period ended March 31, 2005 (the "Company Financial Statements"). Except as disclosed therein or in the Company Disclosure Schedule, the aforesaid Company Financial Statements: (i) are in accordance with the books and records of the Company and have been prepared in conformity with United States Generally Accepted Accounting Principals ("GAAP") (except as stated therein or in the notes thereto); and (ii) are true, complete and accurate in all material respects and fairly present the financial position of the Company as of the date thereof, and the income or loss for the period then ended.

                                 ARTICLE 2.8


     Absence of Undisclosed Liabilities. The Company does not have any material liabilities or obligations or claims of any kind whatsoever, whether secured or unsecured, accrued or unaccrued, fixed or contingent, matured or unmatured, known or unknown, direct or indirect, contingent or otherwise and whether due or to become due (referred to herein individually as a "Liability" and collectively as "Liabilities"), other than: (a) Liabilities that are fully reflected or reserved for in the Balance Sheet or not required to be reflected thereon pursuant to GAAP; (b) Liabilities that are set forth on the Company Disclosure Schedule; (c) Liabilities incurred by the Company in the ordinary course of business after the date of the Balance Sheet and consistent with past practice; or (d) Liabilities in an amount not to exceed $50,000 individually or in the aggregate unless such amounts are disclosed on the Company Disclosure Schedule.

                                 ARTICLE 2.9
     Absence of Certain Changes. Except as set forth in the Company Disclosure Schedule, since March 31, 2005, the Company has owned and operated its assets, properties and business in the ordinary course of business and consistent with past practice. Without limiting the generality of the foregoing, subject to the aforesaid exceptions:

          (a) the Company has not experienced any change that has had or could reasonably be expected to have a Material Adverse Effect on the Company; and

          (b) the Company has not suffered (i) any loss, damage, destruction or other property or casualty (whether or not covered by insurance) or (ii) any loss of officers, employees, dealers, distributors, independent contractors, customers or suppliers, which had or may reasonably be expected to result in a Material Adverse Effect on the Company.

                               ARTICLE 2.10

     Assets. Except as set forth in the Company Disclosure Schedule, the Company has good and marketable title to all of its assets and properties, whether or not reflected in the Balance Sheet or acquired after the date thereof (except for properties sold or otherwise disposed of since the date thereof in the ordinary course of business and consistent with past practices), that relate to or are necessary for the Company to conduct its business and operations as currently conducted (collectively, the "Assets"), free and clear of any mortgage, pledge, lien, security interest, conditional or installment sales agreement, encumbrance, claim, easement, right of way, tenancy, covenant, encroachment, restriction or charge of any kind or nature (whether or not of record) (a "Lien"), other than (i) liens securing specific Liabilities shown on the Balance Sheet with respect to which no breach, violation or default exists; (ii) mechanics', carriers', workers' or other like liens arising in the ordinary course of business; (iii) minor imperfections of title that do not individually or in the aggregate, impair the continued use and operation of the Assets to which they relate in the operation of the Company as currently conducted; and (iv) liens for current taxes not yet due and payable or being contested in good faith by appropriate proceedings ("Permitted Liens").

                              ARTICLE 2.11

     Receivables and Payables.

          (a) Except as set forth on the Company Disclosure Schedule, all accounts receivable of the Company represent sales in the ordinary course of business and, to the Company's knowledge, are current and collectible net of any reserves shown on the Balance Sheet and none of such receivables is subject to any Lien other than a Permitted Lien.

          (b) Except as set forth on the Company Disclosure Schedule, all payables by the Company arose in bona fide transactions in the ordinary course of business and no such payable is delinquent by more than sixty (60) days beyond the due date in its payment.

                                 ARTICLE 2.12

     Intellectual Property Rights. The Company owns or has the unrestricted right to use all patents, patent applications, patent rights, registered and unregistered trademarks, trademark applications, tradenames, service marks, service mark applications, copyrights, internet domain names, computer programs and other computer software, inventions, know-how, trade secrets, technology, proprietary processes, trade dress, software and formulae (collectively, "Intellectual Property Rights") used in, or necessary for, the operation of its Business as currently conducted or proposed to be conducted. Except as set forth on the Company Disclosure Schedule, to the Company's knowledge, the use by the Company of all Intellectual Property Rights necessary or required for the conduct of the Business of the Company as presently conducted and as proposed to be conducted does not infringe or violate the Intellectual Property Rights of any person or entity. Except as described on the Company Disclosure Schedule, to the Company's knowledge:
(a) the Company does not own or use any Intellectual Property Rights pursuant to any written license agreement (other than a so-called "shrink wrap" license agreements or similar agreements related to off-the-shelf software for which aggregate licensing fees do not, or would not exceed $1,000, per year (a "Shrink-Wrap License"); (b) the Company has not granted any person or entity any rights, pursuant to a written license agreement or otherwise, to use the Intellectual Property Rights; and (c) the Company owns, has unrestricted right to use and has sole and exclusive possession of and has good and valid title to, all of the Intellectual Property Rights owned by the Company, free and clear of all Liens and Encumbrances. All license agreements relating to Intellectual Property Rights are binding and there is not, under any of such licenses, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default, or would constitute a basis for a claim on non-performance) on the part of the Company or, to the knowledge of the Company, any other party thereto.

                              ARTICLE 2.13

     Litigation. Except as set forth in the Company Disclosure Schedule, there is no legal, administrative, arbitration, or other proceeding, suit, claim or action of any nature or investigation, review or audit of any kind, or any judgment, decree, decision, injunction, writ or order pending, noticed, scheduled, or, to the knowledge of the Company, threatened or contemplated by or against or involving the Company, its assets, properties or business or its directors, officers, agents or employees (but only in their capacity as such), whether at law or in equity, before or by any person or entity or Authority, or which questions or challenges the validity of this Agreement or any action taken or to be taken by the parties hereto pursuant to this Agreement or in connection with the transactions contemplated herein.

                               ARTICLE 2.14

     Contracts and Commitments; No Default.

          (a) Except as set forth in the Company Disclosure Schedule, the Company is not a party to, nor are any of the Assets bound by, any written or oral:

               (i) employment, non-competition, consulting or severance agreement, collective bargaining agreement, or pension, profit-sharing, incentive compensation, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay or retirement plan or agreement;

               (ii) indenture, mortgage, note, installment obligation, agreement or other instrument relating to the borrowing of money by the Company;

               (iii) contract, agreement, lease (real or personal property) or arrangement that (A) is not terminable on less than 30 days' notice without penalty, (B) is not over one year in length of obligation of the Company, or (C) involves an obligation of more than $50,000 over its term;

               (iv) contract, agreement, commitment or license relating to Intellectual Property Rights (other than a Shrink-Wrap License);

               (v) obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person or entity; or

               (vi) outstanding sales or purchase contracts, commitments or proposals that will result in any material loss upon completion or performance thereof after allowance for direct distribution expenses, or bound by any outstanding contracts, bids, sales or service proposals quoting prices that are not reasonably expected to result in a normal profit.

          (b) True and complete copies (or summaries, in the case of oral items) of all agreements disclosed pursuant to this Section 2.14 (the "Company Contracts") have been provided to Parent for review or are available on the SEC's EDGAR website. Except as set forth in the Company Disclosure Schedule, all of the Company Contracts items are valid and enforceable by and against the Company in accordance with their terms, and are in full force and effect. The Company is not in breach, violation or default, however defined, in the performance of any of its obligations under any of the Company Contracts, and no facts and circumstances exist which, whether with the giving of due notice, lapse of time, or both, would constitute such breach, violation or default thereunder or thereof by the Company, and, to the knowledge of the Company, no other parties thereto are in a breach, violation or default, however defined, thereunder or thereof, and no facts or circumstances exist which, whether with the giving of due notice, lapse of time, or both, would constitute such a breach, violation or default thereunder or thereof.


                              ARTICLE 2.15

     Compliance with Law; Permits and Other Operating Rights. Except as set forth in the Company Disclosure Schedule, the Assets, properties, business and operations of the Company are and have been in compliance in all respects with all Laws applicable to the Company's assets, properties, business and operations, except where the failure to comply would not have a Material Adverse Effect. The Company possesses all material permits, licenses and other authorizations from all Authorities necessary to permit it to operate its business in the manner in which it presently is conducted, except where the failure to possession such permits, licenses and other operations would not have a Material Adverse Effect) and the consummation of the transactions contemplated by this Agreement will not prevent the Company from being able to continue to use such permits and operating rights. The Company has not received notice of any violation of any such applicable Law, and is not in default with respect to any order, writ, judgment, award, injunction or decree of any Authority.

                               ARTICLE 2.16

     Brokers. Neither the Company nor, to the knowledge of the Company, any of its directors, officers or employees, has employed any broker, finder, investment banker or financial advisor or incurred any liability for any brokerage fee or commission, finder's fee or financial advisory fee, in connection with the transactions contemplated hereby, nor is there any basis known to the Company for any such fee or commission to be claimed by any person or entity.



                                 ARTICLE 2.17

     Issuance of Parent Common Stock. To the Company's knowledge, as of the date of this Agreement and as of the Effective Time, no facts or circumstances exist or will exist that could cause the issuance of Parent Common Stock pursuant to the Merger to fail to meet the exemption from the registration requirements of the Securities Act set forth in Rule 506 of Regulation D under of the Securities Act.

                               ARTICLE 2.18

     Books and Records. The books of account, minute books, stock record books, and other material records of the Company, all of which have been made available to Parent, are complete and correct in all material respects and have been maintained in accordance with reasonable business practices. The minute books of the Company contain accurate and complete records of all formal meetings held of, and corporate action taken by, the directors and officers, the managers and committees of the managers of the Company. At the Closing, all of those books and records will be in the possession of the Company.

                                ARTICLE 2.19


     Business Generally; Accuracy of Information. No representation or warranty made by the Company in this Agreement, the Company Disclosure Schedule, or in any document, agreement or certificate furnished or to be furnished to Parent at the Closing by or on behalf of the Company in connection with any of the transactions contemplated by this Agreement contains or will contain any untrue statement of material fact or omit or will omit to state any material fact necessary in order to make the statements herein or therein not misleading in light of the circumstances in which they are made, and all of the foregoing completely and correctly present the information required or purported to be set forth herein or therein.

                                 ARTICLE 3

               REPRESENTATIONS AND WARRANTIES OF THE PARENT
                        AND THE MERGER SUBSIDIARY

     Parent and Merger Subsidiary hereby represent and warrant to the Company that the statements contained in this Article 3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Effective Time (as though made then and as though the Effective Time were substituted for the date of this Agreement throughout this Article 3), except as set forth in the disclosure schedule delivered by Parent and Merger Subsidiary in connection with the Agreement (the "Parent Disclosure Schedule"). The Parent Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs and subparagraphs contained in this Section 3. Any matter disclosed on the Parent Disclosure
Schedule in respect of a particular representation will be deemed to have been disclosed in respect of any other representation calling for a similar or related type of disclosure (even if such matter is not specifically referenced to the lettered and numbered paragraphs relating to such representation), if and only to the extent that, it is clear from a reading of the disclosure that it applies to such other representation.

                                   ARTICLE 3.1

                             [intentionally omitted]



                                  ARTICLE 3.2

     Corporate Organization, Standing and Power. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of California; and Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Each of Parent and Merger Subsidiary has all corporate power and authority to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on Parent and Merger Subsidiary. Parent owns all of the outstanding capital stock of Merger Subsidiary. Parent does not own or control any capital stock of any corporation or any interest in any partnership, joint venture or other entity, other than Merger Subsidiary.

                                   ARTICLE 3.3

     Authorization. Each of Parent and the Merger Subsidiary has all the requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated herein. The Board of Directors of Parent and the Merger Subsidiary, and Parent as the sole shareholder of the Merger Subsidiary, have taken all action required by law, their respective articles of incorporation and bylaws or otherwise to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein. This Agreement is the valid and binding legal obligation of Parent and the Merger Subsidiary enforceable against each of them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws that affect creditors' rights generally.

                                    ARTICLE 3.4

     Capitalization. The authorized capital securities of the Parent and Merger Subsidiary are set forth in the Parent Disclosure Schedule. The number of shares of Parent Common Stock, as of the date of this Agreement and as set forth in the Parent Disclosure Schedule, represent all of the issued and outstanding capital securities of the Parent. All issued and outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and are without, and were not issued in violation of, preemptive rights. There are no shares of Parent Common Stock or other equity securities of Parent outstanding or any securities convertible into or exchangeable for such interests, securities or rights. Other than as set forth on the Parent Disclosure Schedule and pursuant to this Agreement, there is no subscription, option, warrant, call, right, contract, agreement, commitment, understanding or arrangement to which Parent is a party, or by which it is bound, with respect to the issuance, sale, delivery or transfer of the capital securities of Parent, including any right of conversion or exchange under any security or other instrument.

                                   ARTICLE 3.5

     Non-Contravention. Neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated herein will:

          (a) violate any provision of the articles of incorporation or bylaws of Parent or the Merger Subsidiary; or

          (b) be in conflict with, or constitute a default, however defined (or an event which, with the giving of due notice or lapse of time, or both, would constitute such a default), under, or cause or permit the acceleration of the maturity of, or give rise to, any right of termination, cancellation, imposition of fees or penalties under, any debt, note, bond, lease, mortgage, indenture, license, obligation, contract, commitment, franchise, permit, instrument or other agreement or obligation to which Parent or the Merger Subsidiary is a party or by which Parent or the Merger Subsidiary or any of their respective properties or assets is bound;

          (c) result in the creation or imposition of any Encumbrance upon any property or assets of Parent or the Merger Subsidiary under any debt, obligation, contract, agreement or commitment to which Parent or the Merger Subsidiary is a party or by which Parent or the Merger Subsidiary or any of their respective properties or assets is bound; or

          (d)  violate any Law of any Authority.

                                ARTICLE 3.6

     Consents and Approvals. No Consent is required by any person or entity, including without limitation any Authority, in connection with the execution, delivery and performance by Parent or Merger Subsidiary of this Agreement, or the consummation of the transactions contemplated herein, other than any Consent which, if not made or obtained, will not, individually or in the aggregate, have a Material Adverse Effect on the business of Parent or Merger Subsidiary.

                                 ARTICLE 3.7

     Valid Issuance. The Parent Common Stock to be issued in connection with the Merger will be duly authorized and, when issued, delivered and paid for as provided in this Agreement, will be validly issued, fully paid and non-assessable.

                                 ARTICLE 3.8

     Financial Statements. The Parent Disclosure Schedule contains a copy of the financial statements of the Parent as of the years ended December 31, 2004 and 2003, and the period ended March 31, 2005 (the "Parent Financial Statements"). Except as disclosed therein or in the Parent Disclosure Schedule, the aforesaid Parent Financial Statements: (i) are in accordance with the books and records of the Parent and have been prepared in conformity with GAAP (except as stated therein or in the notes thereto); and (ii) are true, complete and accurate in all material respects and fairly present the financial position of the Parent as of the date thereof, and the income or loss for the period then ended.

                                ARTICLE 3.9

     Absence of Undisclosed Liabilities. Parent does not have any material liabilities or obligations or claims of any kind whatsoever, whether secured or unsecured, accrued or unaccrued, fixed or contingent, matured or unmatured, known or unknown, direct or indirect, contingent or otherwise and whether due or to become due (referred to herein individually as a "Liability" and collectively as "Liabilities"), other than: (a) Liabilities that are fully reflected or reserved for in the Balance Sheet or not required to be reflected thereon pursuant to GAAP; (b) Liabilities that are set forth on the Parent Disclosure Schedule; (c) Liabilities incurred by the Parent in the ordinary course of business after the date of the Balance Sheet and consistent with past practice; or (d) Liabilities in an amount not to exceed $50,000 individually or in the aggregate unless such amounts are disclosed on the Parent Disclosure Schedule.

                              ARTICLE 3.10

                         [Intentionally omitted.]


                               ARTICLE 3.11

     Absence of Certain Changes. Except as set forth in the Parent Disclosure Schedule, Parent has owned and operated its assets, properties and business in the ordinary course of business and consistent with past practice. Without limiting the generality of the foregoing, subject to the aforesaid exceptions, Parent has not experienced any change that has had or could reasonably be expected to have a Material Adverse Effect on the Parent.


                                ARTICLE 3.12

     Litigation. Except as disclosed in the Parent Disclosure Schedule, there is no legal, administrative, arbitration, or other proceeding, suit, claim or action of any nature or investigation, review or audit of any kind, or any judgment, decree, decision, injunction, writ or order pending, noticed, scheduled, or, to the knowledge of the Parent or the Merger Subsidiary, threatened or contemplated by or against or involving the Parent, its assets, properties or business or its directors, officers, agents or employees (but only in their capacity as such), whether at law or in equity, before or by any person or entity or Authority, or which questions or challenges the validity of this Agreement or any action taken or to be taken by the parties hereto pursuant to this Agreement or in connection with the transactions contemplated herein.

                                ARTICLE 3.13

     Contracts and Commitments; No Default. The Parent is not a party to, nor are any of its Assets bound by, any contract, agreement, commitment, note, covenant or promise, written or oral (a "Parent Contract"); that is not disclosed in the Parent Disclosure Schedule. Except as disclosed in the Parent Disclosure Schedule, none of the Parent Contracts contains a provision requiring the consent of any party with respect to the consummation of the transactions contemplated by this Agreement. The Parent is not in breach, violation or default, however defined, in the performance of any of its obligations under any of the Parent Contracts, and no facts and circumstances exist which, whether with the giving of due notice, lapse of time, or both, would constitute such breach, violation or default thereunder or thereof, and, to the knowledge of the Parent, no other parties thereto are in a breach, violation or default, however defined, thereunder or thereof, and no facts or circumstances exist which, whether with the giving of due notice, lapse of time, or both, would constitute such a breach, violation or default thereunder or thereof.

                                 ARTICLE 3.14

     No Broker or Finder. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Parent.



                                   ARTICLE 3.15

     Intercompany And Affiliate Transactions; Insider Interests. Except as expressly identified in the Parent Disclosure Schedule or in the Consent of Directors of Parent approving the Merger which has been executed and provided to the Company prior to execution, there are, and during the last two years there have been, no transactions, agreements or arrangements of any kind, direct or indirect, between the Parent, on the one hand, and any director, officer, employee, stockholder, or affiliate of the Parent, on the other hand, including, without limitation, loans, guarantees or pledges to, by or for the Parent or from, to, by or for any of such persons, that are currently in effect.

                                   ARTICLE 3.16

     Business Generally; Accuracy of Information. No representation or warranty made by the Parent or Merger Subsidiary in this Agreement, the Parent Disclosure Schedule, or in any document, agreement or certificate furnished or to be furnished to the Company at the Closing by or on behalf of the Parent or Merger Subsidiary in connection with any of the transactions contemplated by this Agreement contains or will contain any untrue statement of material fact or omit or will omit to state any material fact necessary in order to make the statements herein or therein not misleading in light of the circumstances in which they are made, and all of the foregoing completely and correctly present the information required or purported to be set forth herein or therein.


                                   ARTICLE 3.17

     Compliance with Law; Permits and Other Operating Rights. The assets, properties, business and operations of Parent and Merger Subsidiary are and have been in compliance in all respects with all Laws applicable to the Parent assets, properties, business and operations, except where the failure to comply would not have a Material Adverse Effect. Parent and Merger
Subsidiary possess all material permits, licenses and other authorizations from all Authorities necessary to permit it to operate their businesses in the manner in which they presently are conducted, except where the failure to possession such permits, licenses and other operations would not have a Material Adverse Effect) and the consummation of the transactions contemplated by this Agreement will not prevent the Parent or Merger Subsidiary from being able to continue to use such permits and operating rights. Parent has not received notice of any violation of any such applicable Law, and is not in default with respect to any order, writ, judgment, award, injunction or decree of any Authority. Merger Subsidiary has not had operations at any time and was created after July 1, 2005 for the sole purpose of becoming a party to this Agreement.

                                  ARTICLE 3.18

     Books and Records. The books of account, minute books, stock record books, and other material records of Parent and Merger Subsidiary, all of which have been made available to the Company, are complete and correct in all material respects and have been maintained in accordance with reasonable business practices. The minute books of the Parent and Merger Subsidiary contain accurate and complete records of all formal meetings held of, and corporate action taken by, the directors and officers, the managers and committees of the managers of the Parent and Merger Subsidiary. Immediately following Closing, all of those books and records shall be transferred to the Company.


                                    ARTICLE 3.19

     Material Liability to an Authority. Parent has filed all reports or returns related to all federal, state or local taxes of any time owed or owing by Parent, and Parent has paid all federal, state and local taxes and assessments owed by Parent with respect to time periods prior to the Effective Time. Parent has complied and is in compliance in all respects with all applicable federal, state, and local laws, statutes, ordinances and regulations, and any judicial or administrative interpretation thereof, relating to regulation and protection of human health, safety, the environment and natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation). Except as indicated in the Parent Disclosure Schedule, Parent has no obligations under, or with respect to, any retirement plan, employee benefit plan or plan of any kind subject to the Employee Retirement Income Security Act of 1974.

                                  ARTICLE 4

                           COVENANTS OF THE PARTIES
                                 ARTICLE 4.1

     Conduct of Business. Except as contemplated by this Agreement or as contemplated by Section 4.1 of the Company Disclosure Schedule, during the period from the date of this Agreement to the Closing Date, each of Parent, the Company and Merger Subsidiary will conduct its business and operations according to its ordinary and usual course of business consistent with past practices. Without limiting the generality of the foregoing, and, except as otherwise expressly provided in this Agreement or as otherwise disclosed on the Parent Disclosure Schedule or Company Disclosure Schedule, respectively, prior to the Closing Date, without the prior written consent of the other party, not to be unreasonably delayed, none of Parent, Merger Subsidiary or the Company will:

          (a)  amend its articles of incorporation or bylaws;

          (b) issue, reissue, sell, deliver or pledge or authorize or propose the issuance, reissuance, sale, delivery or pledge of shares of capital stock of any class, or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible securities or capital stock;

          (c) adjust, split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock, or any of its other securities;

          (d) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, redeem or otherwise acquire any shares of its capital stock or other securities, alter any term of any of its outstanding securities;
          (e) (i) except as required under any employment agreement, increase in any manner the compensation of any of its directors, officers or other employees; (ii) pay or agree to pay any pension, retirement allowance or other employee benefit not required or permitted by any existing plan, agreement or arrangement to any such director, officer or employee, whether past or present; or (iii) commit itself to any additional pension, profit-sharing, bonus, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or to any employment agreement or consulting agreement(arising out of prior employment ) with or for the benefit of any person, or, except to the extent required to comply with applicable law, amend any of such plans or any of such agreements in existence on the date of this Agreement;

          (f) incur, assume, suffer or become subject to, whether directly or by way of guarantee or otherwise, any Liabilities which, individually or in the aggregate, exceed $10,000 in the case of Parent or $50,000 in the case of the Company;

          (g) make or enter into any commitment for capital expenditures in excess of $10,000 in the case of Parent or $50,000 in the case of the Company;

          (h) pay, lend or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any affiliate or associate of any of its officers or directors;

          (i) terminate, enter into or amend in any material respect any contract, agreement, lease, license or commitment, or take any action or omit to take any action which will cause a breach, violation or default (however defined) under any contract, except in the ordinary course of business and consistent with past practice;

          (j) acquire any of the business or assets of any other person or entity;

          (k) permit any of its current insurance (or reinsurance) policies to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than coverage remaining under those cancelled, terminated or lapsed are in full force and effect;

          (l) enter into other material agreements, commitments or contracts not in the ordinary course of business or in excess of current requirements;

          (m) settle or compromise any suit, claim or dispute, or threatened suit, claim or dispute (other than any settlement or compromise having no effect upon the Company, its assets, operations or financial position); or

          (n) agree in writing or otherwise to take any of the foregoing actions or any action which would make any representation or warranty in this Agreement untrue or incorrect in any material respect.

      Nothing herein shall prevent the Company or the Parent from operating their businesses in the ordinary course and consistent with past practice.

                                  ARTICLE 4.2

     Full Access. Throughout the period prior to Closing, each party will afford to the other and its directors, officers, employees, counsel, accountants, investment advisors and other authorized representatives and agents, reasonable access to the facilities, properties, books and records of the party in order that the other may have full opportunity to make such investigations as it will desire to make of the affairs of the disclosing party. Each party will furnish such additional financial and operating data and other information as the other will, from time to time, reasonably request, including without limitation access to the working papers of its independent certified public accountants; provided, however, that any such investigation will not affect or otherwise diminish or obviate in any respect any of the representations and warranties of the disclosing party.

                             ARTICLE 4.3

     Confidentiality. Each of the parties hereto agrees that it will not use, or permit the use of, any of the information relating to any other party hereto furnished to it in connection with the transactions contemplated herein ("Information") in a manner or for a purpose detrimental to such other party or otherwise than in connection with the transaction, and that they will not disclose, divulge, provide or make accessible (collectively, "Disclose"), or permit the Disclosure of, any of the Information to any person or entity, other than their respective directors, officers, employees, investment advisors, accountants, counsel and other authorized representatives and agents, except as may be required by judicial or administrative process or, in the opinion of such party's counsel, by other requirements of Law; provided, however, that prior to any Disclosure of any Information permitted hereunder, the disclosing party will first obtain the recipients' undertaking to comply with the provisions of this Section with respect to such information. The term "Information" as used herein will not include any information relating to a party that the party disclosing such information can show: (i) to have been in its possession prior to its receipt from another party hereto; (ii) to be now or to later become generally available to the public through no fault of the disclosing party; (iii) to have been available to the public at the time of its receipt by the disclosing party; (iv) to have been received separately by the disclosing party in an unrestricted manner from a person entitled to disclose such information; or (v) to have been developed independently by the disclosing party without regard to any information received in connection with this transaction. Each party hereto also agrees to promptly return to the party from whom it originally received such information all original and duplicate copies of written materials containing Information should the transactions contemplated herein not occur. A party hereto will be deemed to have satisfied its obligations to hold the Information confidential if it exercises the same care as it takes with respect to its own similar information.

                             ARTICLE 4.4

     Filings; Consents; Removal of Objections. Subject to the terms and conditions herein provided, the parties hereto will use their best efforts to take or cause to be taken all actions and do or cause to be done all things necessary, proper or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby, including without limitation obtaining all Consents of any person or entity, whether private or governmental, required in connection with the consummation of the transactions contemplated herein. In furtherance, and not in limitation of the foregoing, it is the intent of the parties to consummate the transactions contemplated herein at the earliest practicable time, and they respectively agree to exert commercially reasonable efforts to that end, including without limitation: (i) the removal or satisfaction, if possible, of any objections to the validity or legality of the transactions contemplated herein; and (ii) the satisfaction of the conditions to consummation of the transactions contemplated hereby.

                               ARTICLE 4.5

     Further Assurances; Cooperation; Notification.

          (a) Each party hereto will, before, at and after Closing, execute and deliver such instruments and take such other actions as the other party or parties, as the case may be, may reasonably require in order to carry out the intent of this Agreement. Without limiting the generality of the foregoing, at any time after the Closing, at the reasonable request of Parent and without further consideration, the Company and Merger Subsidiary will execute and deliver such instruments of sale, transfer, conveyance, assignment and confirmation and take such action as Parent may reasonably deem necessary or desirable in order to more effectively consummate the transactions contemplated hereby.

          (b) At all times from the date hereof until the Closing, each party will promptly notify the other in writing of the occurrence of any event which it reasonably believes will or may result in a failure by such party to satisfy the conditions specified in this Article 4.

                                  ARTICLE 4.6

Supplements to Disclosure Schedule. Prior to the Closing, each party will supplement or amend its respective Disclosure Schedule with respect to any event or development which, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule or which is necessary to correct any information in the Disclosure Schedule or in any representation and warranty of the Company which has been rendered inaccurate by reason of such event or development.
For purposes of determining the accuracy as of the date hereof of the representations and warranties of the Company contained in Article 2 hereof or Parent in Article 3 hereof in order to determine the fulfillment of the conditions set forth herein, the Disclosure Schedule of each party will be deemed to exclude any information contained in any supplement or amendment hereto delivered after the delivery of the Disclosure Schedule.

                                  ARTICLE 4.7

     Public Announcements. None of the parties hereto will make any public announcement with respect to the transactions contemplated herein without the prior written consent of the other parties, which consent will not be unreasonably withheld or delayed; provided, however, that any of the parties hereto may at any time make any announcements that are required by applicable Law so long as the party so required to make an announcement promptly upon learning of such requirement notifies the other parties of such requirement and discusses with the other parties in good faith the exact proposed wording of any such announcement.

                                  ARTICLE 4.8

     Satisfaction of Conditions Precedent. Each party will use commercially reasonable efforts to satisfy or cause to be satisfied all the conditions precedent that are applicable to them, and to cause the transactions contemplated by this Agreement to be consummated, and, without limiting the generality of the foregoing, to obtain all material consents and authorizations of third parties and to make filings with, and give all notices to, third parties that may be necessary or reasonably required on its part in order to effect the transactions contemplated hereby.


                                    4.9
                            [Intentionally omitted.]


                                   4.10

     Preparation of Information Statement. The parties shall jointly and immediately complete the preparation of an Information Statement (the "Information Statement"), which the Company shall distribute to its Shareholders in accordance with applicable SEC requirements. The Company and Parent each undertake to the other that all information provided for inclusion in the Information Statement by Company on the one hand and Parent on the other hand will not contain any untrue statement of material fact or omit to state a material fact required to be stated herein or therein necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The parties shall jointly seek to ensure that the Information Statement complies with all requirements of applicable state and federal securities laws.

                                      4.11

     Investment Letters. The Company shall send to each Shareholder with the Information Statement an Investment Representation Letter in a form and substance approved by Parent (an "Investment Representation Letter"). The Company shall use reasonable efforts to cause all shareholders to execute and deliver to Company an Investment Representation Letter as soon as practicable possible (and shall deliver copies of the same to Parent). In the event that any Shareholder is not an "Accredited Investor," as defined in Rule 501(a) under the Securities Act, the Company and Parent shall take steps reasonably designed to confirm that such Shareholder is (i) capable of evaluating the merits and risks of investing in the shares of Parent Common Stock, or (ii) advised by a Purchaser Representative (as defined in Rule 501(h) promulgated under the Securities Act) in connection with such shareholder's evaluation of the Merger and the execution of the Investment Representation Letter. Parent and the Company shall each provide any Shareholders with all non-confidential information requested by such Shareholder in connection with the solicitation of the Investment Representation Letter.

                                  ARTICLE 5
                    CONDITIONS TO THE OBLIGATIONS OF THE PARENT
                             AND MERGER SUBSIDIARY

     Notwithstanding any other provision of this Agreement to the contrary, the obligation of Parent and Merger Subsidiary to effect the transactions contemplated herein will be subject to the satisfaction at or prior to the Closing, or waiver by Parent, of each of the following conditions:

                                    ARTICLE 5.1

     Representations and Warranties True. The representations and warranties of the Company contained in this Agreement, including without limitation in the Company Disclosure Schedule (and not including any changes or additions delivered to Parent pursuant to Section 4.6), will be true, complete and accurate in all material respects as of the date when made and at and as of the Closing Date as though such representations and warranties were made at and as of such time, except for changes specifically permitted or contemplated by this Agreement, and except insofar as the representations and warranties relate expressly and solely to a particular date or period, in which case they will be true and correct at the Closing with respect to such date or period.


                                   ARTICLE 5.2

     Performance. The Company will have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by the Company on or prior to the Closing.

                                  ARTICLE 5.3

     Required Approvals and Consents.

          (a) All action required by law and otherwise to be taken by the shareholders of the Company to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will have been duly and validly taken.

          (b) All Consents of or from all Authorities required hereunder to consummate the transactions contemplated herein, will have been delivered, made or obtained, and Parent will have received copies thereof.

                                    ARTICLE 5.4

     Agreements and Documents. Parent and Merger Subsidiary will have received the following agreements and documents, each of which will be in full force and effect:

          (a) a certificate executed on behalf of the Company by its Chief Executive Officer confirming that the conditions set forth in Sections 5.1, 5.2, 5.3, 5.5, 5.6 and 5.7 have been duly satisfied (unless any such condition has been waived by Parent); and

          (b) resolutions of the board of directors of the Company and the stockholders of the Company, certified by the secretary of the Company, approving the transactions contemplated by this Agreement, including the Merger.

                                    ARTICLE 5.5

     Adverse Changes. No material adverse change will have occurred in the business, financial condition, prospects, assets or operations of the Company since March 31, 2005, except as set forth in the Company Disclosure Schedule or on Schedule 5.5 attached hereto.

                                  ARTICLE 5.6

     No Proceeding or Litigation. No suit, action, investigation, inquiry or other proceeding by any Authority or other person or entity will have been instituted or threatened which delays or questions the validity or legality of the transactions contemplated hereby or which, if successfully asserted, would, in the reasonable judgment of Parent, individually or in the aggregate, otherwise have a Material Adverse Effect on the Company's business, financial condition, prospects, assets or operations or prevent or delay the consummation of the transactions contemplated by this Agreement.

                                  ARTICLE 5.7

     Legislation. No Law will have been enacted which prohibits, restricts or delays the consummation of the transactions contemplated hereby or any of the conditions to the consummation of such transaction.


                                     ARTICLE 5.8

     Appropriate Documentation. The Parent will have received, in a form and substance reasonably satisfactory to Parent, dated the Closing Date, all certificates and other documents, instruments and writings to evidence the fulfillment of the conditions set forth in this Article 5 as Parent may reasonably request.

                                     ARTICLE 5.9

     Qualifications of Company Stockholders. All Company Shareholders shall be either "accredited investors" or "sophisticated investors" as defined under Rule 506 of Regulation D promulgated under the Securities Act; and there shall be no more than 35 "sophisticated investors."

                                   ARTICLE 5.10

     Definitive Information Statement. The Company shall have filed with the Securities and Exchange Commission a definitive information statement with respect to the Merger and shall have mailed copies of such information statement to its stockholders of record at least 21 days prior to the Effective Time of the Merger.

                                    ARTICLE 6
                     CONDITIONS TO OBLIGATIONS OF THE COMPANY

     Notwithstanding anything in this Agreement to the contrary, the obligation of the Company to effect the transactions contemplated herein will be subject to the satisfaction at or prior to the Closing of each of the following conditions:

                                   ARTICLE 5.10

     Representations and Warranties True. The representations and warranties of Parent and Merger Subsidiary contained in this Agreement will be true, complete and accurate in all material respects as of the date when made and at and as of the Closing, as though such representations and warranties were made at and as of such time, except for changes permitted or contemplated in this Agreement, and except insofar as the representations and warranties relate expressly and solely to a particular date or period, in which case they will be true and correct at the Closing with respect to such date or period.

                                  ARTICLE 5.11

      Performance. The Parent will have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by Parent at or prior to the Closing, including the obligations of the pre-Close officers and directors of Parent set forth in Section 4.9.

                                 ARTICLE 5.12

     Required Approvals and Consents.

          (a) All action required by law and otherwise to be taken by the directors and stockholders of the Parent to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will have been duly and validly taken.

          (b) All Consents of or from all Authorities required hereunder to consummate the transactions contemplated herein, will have been delivered, made or obtained, and the Company will have received copies thereof.

                                  ARTICLE 5.13

     Agreements and Documents. The Company will have received the following agreements and documents, each of which will be in full force and effect:
          (a) a certificate executed on behalf of Parent by its Chief Executive Officer confirming that the conditions set forth in Sections 6.1, 6.2, 6.3, 6.5, 6.6 and 6.7 have been duly satisfied
         (unless any such condition has been waived by the Company);

          (b) resolutions of the board of directors of Parent and the board of directors and sole stockholder of Merger Subsidiary, certified by the secretary of Parent, approving the transactions contemplated by this Agreement, including the Merger and the issuance of the Merger Consideration.

     6.5 Adverse Changes. No material adverse change will have occurred in the business, financial condition, prospects, assets or operations of
Parent since March 31, 2005, except as set forth on Schedule 6.5 attached hereto.

     6.6 No Proceeding or Litigation. No suit, action, investigation, inquiry or other proceeding by any Authority or other person or entity will have been instituted or threatened which delays or questions the validity or legality of the transactions contemplated hereby or which, if successfully asserted, would, in the reasonable judgment of the Company, individually or in the aggregate, otherwise have a Material Adverse
Effect on Parent's business, financial condition, prospects, assets or operations or prevent or delay the consummation of the transactions contemplated by this Agreement.

     6.7 Legislation. No Law will have been enacted which prohibits, restricts or delays the consummation of the transactions contemplated hereby or any of the conditions to the consummation of such transaction.

     6.8 Appropriate Documentation. The Company will have received, in a form and substance reasonably satisfactory to Company, dated the Closing
Date, all certificates and other documents, instruments and writings to evidence the fulfillment of the conditions set forth in this Article 6 as the Company may reasonably request.

                                    ARTICLE 6
                          TERMINATION AND ABANDONMENT


                                   ARTICLE 6.1

     Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing by the written consent of the Company and Parent.

                                 ARTICLE 6.2

                           [Intentionally omitted.]



                                    ARTICLE 6.3

     Termination for Breach. This Agreement may be terminated by the board of directors of either Company or Parent if (a) representation or warranty of the other party is inaccurate or untrue in a material way, or (b) a material default is be made by the other party in the observance or in the due and timely performance of any of its covenants and agreements herein contained and, with respect to (b), such default is not cured by the defaulting party prior to the earlier of the day prior to the Effective Time or within 7 days after receipt of written notice from the non-defaulting party which indicates the basis for such default.

                                  ARTICLE 6.4

     Procedure and Effect of Termination. In the event of termination of this Agreement and abandonment of the transactions contemplated hereby by the Company or Parent pursuant to this Article 7, written notice thereof will be given to all other parties and this Agreement will terminate and the transactions contemplated hereby will be abandoned, without further action by any of the parties hereto. If this Agreement is terminated as provided herein:

          (a) Each of the parties will, upon request, redeliver all documents, work papers and other material of the other parties relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the party furnishing the same;

          (b) All rights and obligations of the parties hereunder shall terminate without any Liability of any party to any other party (except for any Liability of any party then in breach related to such breach).

          (c) All filings, applications and other submissions made pursuant to the terms of this Agreement will, to the extent practicable, be withdrawn from the agency or other person to which made.

                                   ARTICLE 7

                             MISCELLANEOUS PROVISIONS

                                  ARTICLE 7.1

     Expenses. The Parent and the Company will each bear their own costs and expenses relating to the transactions contemplated hereby, including without limitation, fees and expenses of legal counsel, accountants, investment bankers, brokers or finders, printers, copiers, consultants or other representatives for the services used, hired or connected with the transactions contemplated hereby.

                                   ARTICLE 7.2

     Survival. As among the parties hereto, the representations and warranties of the parties shall not survive the Effective Time, at which time any action or claim based upon a breach of any representation or warranty with respect to which a complaint has not been filed shall be time barred. The foregoing shall not be deemed to limit any claim that the Company may make against Tryant under the Indemnification Agreement or alter any survival period set forth therein with respect to the representations and warrants of Parent or Merger Subsidiary.

                                ARTICLE 7.3

     Amendment and Modification. Subject to applicable Law, this Agreement may be amended or modified by the parties hereto at any time with respect to any of the terms contained herein; provided, however, that all such amendments and modifications must be in writing duly executed by all of the parties hereto.

                                   ARTICLE 7.4

     Waiver of Compliance; Consents. Any failure of a party to comply with any obligation, covenant, agreement or condition herein may be expressly waived in writing by the party entitled hereby to such compliance, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No single or partial exercise of a right or remedy will preclude any other or further exercise thereof or of any other right or remedy hereunder. Whenever this Agreement requires or permits the consent by or on behalf of a party, such consent will be given in writing in the same manner as for waivers of compliance.

                                   ARTICLE 7.5

     No Third Party Beneficiaries. Nothing in this Agreement will entitle any person or entity (other than a party hereto and his, her or its respective successors and assigns permitted hereby) to any claim, cause of action, remedy or right of any kind.

                                   ARTICLE 7.6

     Notices. All notices, requests, demands and other communications required or permitted hereunder will be made in writing and will be deemed to have been duly given and effective: (i) on the date of delivery, if delivered personally or by express courier; (ii) on the earlier of the fourth (4th) day after mailing or the date of the return receipt acknowledgement, if mailed, postage prepaid, by certified or registered mail, return receipt requested; or
(iii) on the date of transmission, if sent by facsimile, telecopy, telegraph, telex or other similar telegraphic communications equipment (with written confirmation of delivery):

If to the Company:
With a copy to:

Birch Financial, Inc.
17029 Chatsworth Street, Suite 100
Granada Hills, California 91344
Attn: Nelson Colvin
Fax: 800-959-3702

Branden T. Burningham, Esq.
455 East 500 South, Suite 205
Salt Lake City, Utah  84111
Fax: 801-355-7126

or to such other person or address as either the Company will furnish to the other parties hereto in writing in accordance with this subsection.


If to the Parent or Merger Subsidiary:
With a copy to:



Landscape Contractors Insurance Services,Inc.
1835 North Fine Avenue
Fresno, California 93727
Attn: Steve Hartman
Fax:

________________________________
________________________________
_____________________________



or to such other person or address as Parent will furnish to the other parties hereto in writing in accordance with this subsection.

                            ARTICLE 7.7

     Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (whether voluntarily, involuntarily, by operation of law or otherwise) by any of the parties hereto without the prior written consent of the other parties.


                               ARTICLE 7.8

     Governing Law. This Agreement and the legal relations among the parties hereto will be governed by and construed in accordance with the internal substantive laws of the State of Nevada (without regard to the laws of conflict that might otherwise apply) as to all matters, including without limitation matters of validity, construction, effect, performance and remedies.

                               ARTICLE 7.9

     Jurisdiction and Venue. Each of the parties submits to the exclusive jurisdiction of any state or federal court sitting in the state of California in any action or proceeding arising out of or relating to this agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each party also agrees not to bring any action or proceeding arising out of or relating to this agreement in any other court. Each of the parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto. Any party may make service on any other party by sending or delivering a copy of the process (i) to the party to be served at the address and in the manner provided for the giving of notices in Section
8.6 above or the giving of notices in Section 8.6 above. Each party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may e enforced by suit on the judgment or in any other manner provided by law or in equity.

                             ARTICLE 7.10

     Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. A facsimile copy of any counterpart signature page to this Agreement shall be valid as an original.

                                ARTICLE 7.11

     Headings. The table of contents and the headings of the sections and subsections of this Agreement are inserted for convenience only and will not constitute a part hereof.

                               ARTICLE 7.12


     Entire Agreement. This Agreement, the Disclosure Schedule and the exhibits and other writings attached to or delivered at Closing in connection with this Agreement, together they embody the entire agreement and understanding of the parties hereto in respect of the transactions contemplated by this Agreement and together they are referred to as this "Agreement" or the "Agreement." There are no restrictions, promises, warranties, agreements, covenants or undertakings, other than those expressly set forth or referred to in this Agreement. This Agreement supersedes all prior agreements and understandings between the parties with respect to the transaction or transactions contemplated by this Agreement. Provisions of this Agreement will be interpreted to be valid and enforceable under applicable Law to the extent that such interpretation does not materially alter this Agreement; provided, however, that if any such provision becomes invalid or unenforceable under applicable Law such provision will be stricken to the extent necessary and the remainder of such provisions and the remainder of this Agreement will continue in full force and effect.

                             ARTICLE 7.13

     Definition of Material Adverse Effect. "Material Adverse Effect" with respect to a party means a material adverse change in or effect on the business, operations, financial condition, properties or liabilities of that party taken as a whole; provided, however, that a Material Adverse Effect will not be deemed to include (i) changes as a result of the announcement of this transaction, (ii) events or conditions arising from changes in general business or economic conditions or (iii) changes in generally accepted accounting principles.


                     Signature Page Follows

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                         LANDSCAPE CONTRACTORS
BIRCH FINANCIAL, INC., a Nevada          INSURANCE SERVICES, INC., a
corporation                              California corporation



     By /s/ Nelson L. Colvin            By /s/ Steve Hartman
       ---------------------              ------------------
       Nelson L. Colvin, President        Steve Hartman, President

     LCIS ACQUISITION CORP., a Nevada
     corporation



     By /s/ Nelson L. Colvin
       ---------------------
       Nelson L. Colvin, President